UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 12, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Events

Music Licensing, Inc. (“the Company”) has issued a Unanimous Written Consent of Directors on April 12, 2023, in accordance with Nevada Revised Statutes Section 78.315 et seq. The consent authorizes the listing of the Company’s securities on the Jamaican Stock Exchange (JSE) and grants authority to the President and CEO, Jake P. Noch, along with counsel, to provide all required documentation, opinions, and due diligence for such listing. Additionally, the Company’s listing of securities on the JSE shall remain in effect in perpetuity unless removal or termination of the Company is authorized according to the procedures set forth in the Company’s Bylaws. The document is signed by all Directors of the Company and takes effect on April 12, 2023.

EXHIBITS

Exhibit No.	Description
99.1	UNANIMOUS WRITTEN CONSENT OF DIRECTORS OF MUSIC LICENSING, INC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	April 12, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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